Exhibit 99.1

OKYO Pharma Receives FDA Approval of IND for OK-101 in Neuropathic Corneal Pain

●	OK-101 is the first IND clearance granted by FDA for a drug to begin clinical studies specifically to treat patients suffering with neuropathic corneal pain (NCP), a major unmet medical need

●	The initial trial of OK-101 to treat NCP is designed as a randomized, placebo-controlled, double-masked Phase 2 clinical trial and is planned to begin in 2Q 2024

●	NCP is an Orphan disease as listed in the National Organization for Rare Disorders

London and New York, NY, February 9, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative ocular therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and for neuropathic corneal pain (NCP), an ocular condition associated with pain but without an FDA approved therapy, announced today that the U.S. Food and Drug Administration (FDA) has cleared OK-101 as its first Investigational New Drug (IND) application for the treatment of NCP.

Notably, the initial IND submission to FDA proposed an open-label design for the clinical trial. Based on positive feedback from FDA, the Phase 2 study is now designed as a double-masked, randomized, 12-week placebo-controlled trial comparing OK-101 to placebo in NCP patients. A total of 54 patients are planned for the study, with NCP disease confirmed via confocal microscopy. The primary endpoint will be measured utilizing VAS pain relief scores. These protocol changes will enable a statistically valid demonstration of a true drug effect of OK-101 on NCP symptoms. OKYO Pharma is scheduling this trial to begin in Q2 2024.

The OK-101 trial, designed as a single-center trial, will be led by Pedram Hamrah, MD, of Tufts Medical Center, as Principal Investigator. Dr. Hamrah is Professor and Vice Chair of Research and Academic Programs, Co-Director of the Cornea Service and Director of the Center for Translational Ocular Immunology at Tufts Medical Center. An ophthalmologist and a clinician-scientist, Dr. Hamrah is a leading expert in NCP and co-inventor on the OK-101 patent. He is also a member of OKYO’s Scientific Advisory Board.

“I am very pleased that we have gained FDA IND clearance for the first drug to be tested for NCP, a debilitating disease,” said Dr. Hamrah. “Receiving the IND clearance in an important and novel indication was not a trivial hurdle to overcome. Now that the path has been opened for drugs to be tested in NCP, I am looking forward to working with the OKYO team to launch this important trial.”

“We are pleased to gain IND clearance for OK-101 to treat NCP as a second important disease target for the Company,” said Dr. Gary S. Jacob, CEO of OKYO. “OK-101 recently demonstrated favorable tolerability in a Phase 2 trial of dry eye patients along with statistically significant improvements in dry eye symptoms such as stinging/burning and blurred vision, which are also hallmarks of NCP. OK-101 was also shown in a cutting-edge mouse model of NCP to significantly reduce ocular neuropathic pain. We are looking forward to advancing OK-101 to potentially treat NCP, a chronically painful ocular disease with no FDA-approved therapy and a major unmet medical need for patients suffering from this condition.”

About NCP

Neuropathic corneal pain (NCP) is a condition that causes pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, or debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. There are no approved commercial treatments currently available for this condition.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 recently showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-blind, placebo-controlled trial of OK-101 to treat DED.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the anticipated timing of completion of enrolment of the Company’s Phase 2 trial of topical ocular OK-101 to treat DED and the release of top-line data therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

-2-